Exhibit 3.1

YELP! INC.

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Yelp! Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law, hereby certifies as follows:

The name of this corporation is Yelp! Inc. (the “Corporation”) and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 3, 2004, under the name of Yelp, Inc.

The Seventh Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware (“Delaware Corporate Law”), and prompt written notice will be duly given pursuant to Section 228 of the Delaware Corporate Law.

The text of the Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Seventh Amended and Restated Certificate of Incorporation has been signed this 22nd day of January, 2010.

YELP! INC.

By:	/s/ Jeremy Stoppelman
Jeremy Stoppelman
President and Chief Executive Officer

EXHIBIT A

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

YELP! INC.

FIRST

The name of this corporation is Yelp! Inc. (the “Company”).

SECOND

The address of the Company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH

A. The aggregate number of shares that the Company shall have authority to issue is Four Hundred Twenty-Three Million Two Hundred Sixty-Seven Thousand One Hundred Fifteen (423,267,115) divided into Two Hundred Eighty Million (280,000,000) shares of Common Stock each with the par value of $0.000001 per share (“Common Stock”), and One Hundred Forty-Three Million Two Hundred Sixty-Seven Thousand One Hundred Fifteen (143,267,115) shares of Preferred Stock each with the par value of $0.000001 per share (“Preferred Stock”). The Preferred Stock may be issued in one or more series. The first series of Preferred Stock shall be denominated the “Series A Preferred” and shall consist of Forty Million (40,000,000) shares. The second series of Preferred Stock shall be denominated the “Series B Preferred” and shall consist of Forty-Four Million Eight Hundred Two Thousand Eight Hundred Seventy (44,802,870) shares. The third series of Preferred Stock shall be denominated the “Series C Preferred” and shall consist of Thirty-Two Million Two Hundred Eighty-Eight Thousand Six Hundred Thirty (32,288,630) shares. The fourth series of Preferred Stock shall be denominated the “Series D Preferred” and shall consist of Fourteen Million Five Hundred Thirty-One Thousand Four Hundred Sixty (14,531,460) shares. The fifth series of Preferred Stock shall be denominated the “Series E Preferred” and shall consist of Eleven Million Six Hundred Forty-Four Thousand One Hundred Fifty-Five (11,644,155) shares.

B. The terms and provisions of the Preferred Stock are as follows:

1. Dividends.

(a) Treatment of Preferred Stock. The Series A Preferred shall be entitled to receive dividends of $0.0015 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) per annum, out of any assets at the time legally available therefore, when, as and if declared by the Board of Directors of the Company, prior and in preference to the Common Stock.

The Series B Preferred shall be entitled to receive dividends of $0.006696 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) per annum, out of any assets at the time legally available therefore, when, as and if declared by the Board of Directors of the Company, prior and in preference to the Common Stock. The Series C Preferred shall be entitled to receive dividends of $0.018582 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) per annum, out of any assets at the time legally available therefore, when, as and if declared by the Board of Directors of the Company, prior and in preference to the Common Stock. The Series D Preferred shall be entitled to receive dividends of $0.061935 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) per annum, out of any assets at the time legally available therefore, when, as and if declared by the Board of Directors of the Company, prior and in preference to the Common Stock. The Series E Preferred shall be entitled to receive dividends of $0. 12882 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) per annum, out of any assets at the time legally available therefore, when, as and if declared by the Board of Directors of the Company, prior and in preference to the Common Stock. The Board of Directors of the Company shall not declare or pay any of the foregoing dividends on any series of Preferred Stock without also paying such dividends on each other series of Preferred Stock. With respect to any dividends declared by the Board of Directors of the Company on the Common Stock, the Preferred Stock shall participate with the Common Stock on an as-converted basis. No dividends (other than those payable solely in Common Stock, provided that an adjustment to the respective Conversion Prices (as defined in Section 3(a) below) of each series of Preferred Stock has been made in accordance with Section 3(d)(i) below, if such adjustment is required pursuant to Section 3(d)(i) below) shall be paid on any Common Stock unless and until (i) the aforementioned dividend is paid on each outstanding share of Preferred Stock and (ii) a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount equal to or greater than the aggregate amount of dividends which would be payable on each share of Preferred Stock if, immediately prior to such dividend payment on Common Stock, it had been converted into Common Stock. The Board of Directors of the Company is under no obligation to declare dividends, no rights shall accrue to the holders of Preferred Stock if dividends are not declared, and any dividends declared shall be noncumulative. The Company shall make no Distribution (as defined below) to the holders of shares of Common Stock except in accordance with this Section 1(a).

(b) Distribution. “Distribution” means the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase of shares of the Company (other than in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, officers and directors at a price not greater than the amount paid by such persons for such shares upon termination of their employment or services pursuant to agreements providing for the right of said repurchase) for cash or property.

(c) Consent to Certain Repurchases. As authorized by Section 402.5(c) of the General Corporation Law of California, Sections 502 and 503 of the General Corporation Law of California, to the extent otherwise applicable, shall not apply with respect to Distributions made by the Company in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, officers and directors at a price not greater than the amount paid by such person for such shares upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, which agreements were authorized by the approval of the Company’s Board of Directors.

2. Liquidation Rights.

(a) Liquidation Preference. In the event of any Liquidation (as defined below), either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, out of the assets of the Company, the Liquidation Preference specified for each share of Preferred Stock then held by them before any payment shall be made or any assets distributed to the holders of Common

Stock. “Liquidation Preference” shall mean (A) with respect to shares of Series A Preferred, $0.025 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (the “Original Series A Preferred Stock Issue Price”) plus declared or accumulated but unpaid dividends on such share, (B) with respect to shares of Series B Preferred, $0.1116 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (the “Original Series B Preferred Stock Issue Price”) plus declared or accumulated but unpaid dividends on such share, (C) with respect to shares of Series C Preferred, $0.3097065 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (the “Original Series C Preferred Stock Issue Price”) plus declared or accumulated but unpaid dividends on such share, (D) with respect to shares of Series D Preferred, $1.03224315 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (the “Original Series D Preferred Stock Issue Price”) plus declared or accumulated but unpaid dividends on such share and (E) with respect to shares of Series E Preferred, $2. 147 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (the “Original Series E Preferred Stock Issue Price”) plus declared or accumulated but unpaid dividends on such share. If upon the Liquidation, the assets to be distributed among the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full Liquidation Preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is entitled to receive under this Section 2(a).

(b) Remaining Assets. After the payment to the holders of Preferred Stock of the full preferential amounts specified above, any remaining assets of the Company shall be distributed ratably among the holders of the Common Stock.

(c) Liquidation. A “Liquidation” shall be deemed to be occasioned by, or to include, (i) the liquidation, dissolution or winding up of the Company; (ii) the acquisition of the Company by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), provided that the applicable transaction shall not be deemed a liquidation unless the Company’s stockholders constituted immediately prior to such transaction hold less than a majority of the voting power of the surviving or acquiring entity; (iii) a sale of all or substantially all of the assets of the Company or (iv) the exclusive, irrevocable licensing of all or substantially all of the Company’s intellectual property to a third party. In the event of a deemed “Liquidation” pursuant to clause (iii) or (iv) in this Section 2(c) above, if the Company does not effect a dissolution of the Company under the Delaware General Corporation Law within forty-five (45) days after such deemed Liquidation, then (A) the Company shall deliver a written notice to each holder of Preferred Stock no later than the forty-fifth (45th) day after the deemed Liquidation advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of Preferred Stock and (B) if the holders of at least a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Company not later than sixty (60) days after such deemed Liquidation, the Company shall use the consideration received by the Company for such deemed Liquidation (net of any liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), to the extent legally available therefor (the “Net Proceeds”), to redeem, on the seventy-fifth (75th) day after such deemed Liquidation (the “Liquidation Redemption Date”), all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Preference for the Preferred Stock. In the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Company shall redeem a pro rata portion of each holder’s shares of Preferred Stock in proportion to the full preferential amount that each such holder would otherwise be entitled to receive under this Section 2. Prior to the distribution or redemption provided for in this Section 2(c), the Company shall not expend or dissipate the consideration received for such deemed Liquidation, except to discharge expenses incurred in the ordinary course of business.

(d) Valuation of Consideration. If any assets of the Company distributed to its stockholders in connection with any Liquidation are other than cash, then the value of such assets shall be their fair market value as determined by the Board of Directors of the Company. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by subsection (ii) below:

(A) If traded on a securities exchange or The Nasdaq Stock Market (“Nasdaq”), the value shall be based on a formula approved by the Board of Directors of the Company and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(B) If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors of the Company and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(C) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate of the Company) shall be to make an appropriate discount from the market value determined as specified above in subsections (i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of the Company.

(e) Notice of a Liquidation. The Company shall give each holder of record of Preferred Stock written notice of any Liquidation not later than twenty (20) days prior to the stockholders’ meeting called to approve such Liquidation, or twenty (20) days prior to the closing of such Liquidation, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation. The first of such notices shall describe the material terms and conditions of the Liquidation and the provisions of this Section 2, and the Company shall thereafter give such holders prompt notice of any material changes to the material terms and conditions of the Liquidation. Unless such notice requirements are waived, the Liquidation shall not take place sooner than ten (10) days after the Company has given the first notice provided for herein or sooner than ten (10) days after the Company has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Seventh Amended and Restated Certificate of Incorporation, all notice periods or requirements in this Seventh Amended and Restated Certificate of Incorporation may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock that are entitled to such notice rights.

(f) Effect of Noncompliance. In the event the requirements of this Section 2 are not complied with, the Company shall forthwith either cause the closing of the Liquidation to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(e) above.

(g) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any distribution, or series of distributions, as shares of Common Stock, without first foregoing participation in the distribution, or series of distributions, as shares of Preferred Stock.

3. Conversion. The Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock. Each share of Series A Preferred shall be convertible into that number of fully-paid and nonassessable shares of Common Stock that is equal to the Original Series A Preferred Stock Issue Price divided by the Series A Conversion Price (as hereinafter defined). As of the filing of this Seventh Amended and Restated Certificate of Incorporation, the “Series A Conversion Price” shall initially be $0.025, and shall be subject to adjustment as provided herein. Each share of Series B Preferred shall be convertible into that number of fully-paid and nonassessable shares of Common Stock that is equal to the Original Series B Preferred Stock Issue Price divided by the Series B Conversion Price (as hereinafter defined). As of the filing of this Seventh Amended and Restated Certificate of Incorporation, the “Series B Conversion Price” shall initially be $0.1116, and shall be subject to adjustment as provided herein. Each share of Series C Preferred shall be convertible into that number of fully-paid and nonassessable shares of Common Stock that is equal to the Original Series C Preferred Stock Issue Price divided by the Series C Conversion Price (as hereinafter defined). As of the filing of this Seventh Amended and Restated Certificate of Incorporation, the “Series C Conversion Price” shall initially be $0.3097065, and shall be subject to adjustment as provided herein. Each share of Series D Preferred shall be convertible into that number of fully-paid and nonassessable shares of Common Stock that is equal to the Original Series D Preferred Stock Issue Price divided by the Series D Conversion Price (as hereinafter defined). As of the filing of this Seventh Amended and Restated Certificate of Incorporation, the “Series D Conversion Price” shall initially be $1.03224315, and shall be subject to adjustment as provided herein. Each share of Series E Preferred shall be convertible into that number of fully-paid and nonassessable shares of Common Stock that is equal to the Original Series E Preferred Stock Issue Price divided by the Series E Conversion Price (as hereinafter defined). As of the filing of this Seventh Amended and Restated Certificate of Incorporation, the “Series E Conversion Price” shall initially be $2. 147, and shall be subject to adjustment as provided herein. As used herein, “Conversion Price” means the Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price or Series E Conversion Price, as the context requires.

(b) Automatic Conversion.

(i) Each share of Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred (the “Prior Series Preferred”) shall automatically be converted into shares of Common Stock at the then effective Conversion Price with respect thereto immediately upon the earlier to occur of (A) the affirmative vote of the holders of at least a majority of the then outstanding shares of Prior Series Preferred, voting together as a single class; provided, however, that if such affirmative vote in favor of conversion is in connection with, or in anticipation of, a transaction of the type described in clauses (ii), (iii) or (iv) of Section (B)(2)(c) of this Article FOURTH and the consideration to be distributed to each share of Series D Preferred is less than the Liquidation Preference with respect to such share of Series D Preferred, no share of Series D Preferred shall be automatically converted pursuant to this clause (A) without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series D Preferred, voting together as a single class, or (B) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on Form S-1 (as defined in the Securities Act) or any successor form; provided, however, that the aggregate gross proceeds to the Company in such offering exceed $30,000,000 (any such offering, a “Qualified Public Offering”).

(ii) Each share of Series E Preferred shall automatically be converted into shares of Common Stock at the then effective Series E Conversion Price immediately upon the earlier to occur of (A) the affirmative vote of the holders of a majority of the then outstanding shares of Series E Preferred, voting as a separate class, or (B) the consummation of a Qualified Public Offering on the New York Stock Exchange or Nasdaq in which the per share price to the public is at least equal to the then effective the Original Series E Issue Price (as adjusted for stock splits, stock dividends, combinations, reorganizations and the like) (any such offering, a “Series E Qualified Public Offering”).

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay the fair market value cash equivalent of such fractional share as determined by the Board of Directors of the Company in good faith. For such purpose, all shares of Preferred Stock held by each holder shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall surrender the Preferred Stock certificate or certificates, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert such shares; provided, however, that in the event of an automatic conversion pursuant to Section 3(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; and provided further, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company (but shall not be required to provide a bond) to indemnify the Company from any loss incurred by it in connection with such certificates.

The Company shall, as soon as practicable after delivery of the Preferred Stock certificates, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled and a check payable to such holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared or accumulated but unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the sale of such securities.

(d) Adjustments to Conversion Price.

(i) Adjustments for Subdivisions or Combinations of Common Stock and Distributions on the Common Stock. After the date of the filing of this Seventh Amended and Restated Certificate of Incorporation, if the outstanding shares of Common Stock shall be subdivided (by stock split, stock dividend or otherwise), into a greater number of shares of Common Stock, or if the Company shall declare or make a Distribution on the Common Stock payable in additional shares of

Common Stock or Convertible Securities without payment of any consideration by the holders of the Common Stock, the Conversion Prices in effect immediately prior to such subdivision or Distribution shall, concurrently with the effectiveness of such subdivision or Distribution, be proportionately decreased. After the date of the filing of this Seventh Amended and Restated Certificate of Incorporation, if the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(ii) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Prices then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change.

(iii) Adjustments for Dilutive Issuances.

(A) After the date of the filing of this Seventh Amended and Restated Certificate of Incorporation, if the Company shall issue or sell any shares of Common Stock (as actually issued or, pursuant to paragraph (C) below, deemed to be issued) for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to such issue or sale, then immediately upon such issue or sale such Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by multiplying such prior Conversion Price by a fraction, the numerator of which shall be the number of shares of “Calculated Securities” (as defined below) outstanding immediately prior to such issue or sale plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Common Stock so issued or sold would purchase at such prior Conversion Price, and the denominator of which shall be the number of shares of Calculated Securities outstanding immediately prior to such issue or sale plus the number of shares of Common Stock so issued or sold. “Calculated Securities” means: (i) all shares of Common Stock actually outstanding; (ii) all shares of Common Stock issuable upon conversion of the then outstanding Preferred Stock (without giving effect to any adjustments to the conversion price of any series of Preferred Stock as a result of such issuance) and (iii) all shares of Common Stock issuable upon exercise and/or conversion of outstanding Convertible Securities (as defined in paragraph (B) below) other than Preferred Stock.

(B) For the purposes of paragraph (A) above, none of the following issuances shall be considered the issuance or sale of Common Stock:

•

The issuance of Common Stock upon the conversion of any Convertible Securities outstanding as of the date of the filing of this Seventh Amended and Restated Certificate of Incorporation. “Convertible Securities” shall mean any bonds, debentures, notes or other evidences of indebtedness, and any warrants, options, shares or any other securities convertible into, exercisable for, or exchangeable for Common Stock.

•	The issuance of any Common Stock or Convertible Securities as a dividend on the Company’s stock.

•

The issuance of shares of Common Stock (or options to purchase shares of Common Stock) to employees, directors or consultants of the Company under a stock plan approved by the Board of Directors of the Company.

•

The issuance of shares of Common Stock or Convertible Securities to lenders, financial institutions, equipment lessors, or real estate lessors to the Company in connection with a bona fide borrowing or leasing transaction approved by the Board of Directors of the Company,

•

The issuance of shares of Common Stock or Convertible Securities pursuant to the acquisition of another business by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization, the terms of which have been approved by the Board of Directors of the Company and whereby the Company or its stockholders own not less than a majority of the voting power of the surviving or successor business.

•

The issuance of shares of Common Stock or Convertible Securities pursuant to any other transaction with respect to which such securities’ exclusion from the definition of “Calculated Securities” pursuant to this paragraph (B) is approved by the affirmative vote of at least a majority of the Preferred Stock.

(C) For the purposes of paragraph (A) above, the following subparagraphs (1) to (3), inclusive, shall also be applicable:

(1) In case at any time the Company shall grant any rights to subscribe for, or any rights or options to purchase, Convertible Securities, whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for such price per share.

(2) In case at any time the Company shall issue or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share, provided that if any such issue or sale of such Convertible Securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such Convertible Securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of this paragraph (C), no further adjustment of the conversion price shall be made by reason of such issue or sale.

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Company upon conversion, exchange or exercise of any Convertible Securities, other than a change resulting from the anti-dilution provisions thereof, the Conversion Price of the applicable series of Preferred Stock, to the extent in any way affected by or computed using such Convertible Securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Convertible Securities.

(4) Notwithstanding any other provisions of this Section (3)(d)(iii), except to the limited extent provided for in Section 3(d)(iii)(C)(3), no adjustment of the Conversion Price of any series of Preferred Stock pursuant to this Section 3(d)(iii) shall have the effect of increasing the Conversion Price for such series of Preferred Stock above the Conversion Price for such series of Preferred Stock in effect immediately prior to such adjustment.

(5) In case at any time any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock, or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. In case any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company.

(e) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out of all the provisions of this Section 3 and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against impairment.

(f) Certificate of Adjustments. Upon the occurrence of each adjustment of any Conversion Price pursuant to this Section 3, the Company at its expense shall promptly compute such adjustment and furnish to each holder of Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Stock, furnish to such holder a like certificate setting forth (i) any and all adjustments made to the Preferred Stock since the date of the first issuance of Preferred Stock, (ii) each Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(g) Notices of Record Date. In the event that the Company shall propose at any time (i) to declare any dividend or Distribution; (ii) to offer for subscription to the holders of any class or series of its stock any additional shares of stock or other rights or (iii) to effect any reclassification or recapitalization; then, in connection with each such event, the Company shall send to the holders of the Preferred Stock at least twenty (20) days’ prior written notice of the date on which a record shall be taken for such dividend, Distribution or subscription rights (and specifying the date on which the holders of stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in clause (iii) above.

(h) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) Preferred Stock. Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote, except with respect to the election of the director to be elected by the holders of the Common Stock pursuant to the fourth sentence of Section 4(d) below. The holders of the Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

(d) Election of Directors. The holders of the Series A Preferred, voting separately as a single class, shall be entitled to elect one (1) director, to remove such director from office and to fill any vacancy on the Board of Directors of the Company created by reason of such director’s death, resignation, retirement, disqualification, removal from office or otherwise. The holders of the Series B Preferred, voting separately as a single class, shall be entitled to elect one (1) director, to remove such director from office and to fill any vacancy on the Board of Directors of the Company created by reason of such director’s death, resignation, retirement, disqualification, removal from office or otherwise. The holders of the Series C Preferred, voting separately as a single class, shall be entitled to elect one (1) director, to remove such director from office and to fill any vacancy on the Board of Directors of the Company created by reason of such director’s death, resignation, retirement, disqualification, removal from office or otherwise. The holders of the Series E Preferred, voting separately as a single class, shall be entitled to elect one (1) director, to remove such director from office and to fill any vacancy on the Board of Directors of the Company created by reason of such director’s death, resignation, retirement, disqualification, removal from office or otherwise. The holders of the Common Stock, voting separately as a single class, shall be entitled to elect one (1) director, to remove such director from office and to fill any vacancy on the Board of Directors of the Company created by reason of such director’s death, resignation, retirement, disqualification, removal from office or otherwise. The holders of the Common Stock and the Preferred Stock, voting together as a single class, shall be entitled to elect all other directors of the Company, to remove such directors from office and to fill any vacancy on the Board of Directors of the Company created by reason of such directors’ death, resignation, retirement, disqualification, removal from office or otherwise. No director may be removed from office without the affirmative vote of the holders of the class or series that elected such director. There shall be no cumulative voting.

5. Amendments and Changes.

(a) Approval by Preferred Stock. Notwithstanding Section 4 above, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of at least 66 2/3% of the Preferred Stock then outstanding, voting together as a single, separate class:

•

amend, alter or repeal any provision of this Seventh Amended and Restated Certificate of Incorporation (as it may be amended from time to time in accordance with the provisions hereof) or the bylaws of the Company;

•	increase or decrease the number of shares of Preferred Stock or Common Stock that the Company shall have the authority to issue;

•	create, authorize or issue any securities of the Company having rights, preferences or privileges which are senior to, or pari passu with, any of the rights of the Preferred Stock;

•	declare, pay or set aside any funds to pay a dividend or other Distribution on the Company’s stock;

•

repurchase or redeem shares of the Company’s stock, except pursuant to Section 2(c) or 6 of this Article FOURTH or in connection with the Company’s repurchase of, or the exercise by the Company of rights of first refusal with respect to, shares of Common Stock issued to or held by employees, consultants, officers or directors of the Company upon termination of their employment or services at the lower of cost or fair market value pursuant to agreements providing for the right of said repurchase or first refusal, as applicable, which agreements were authorized by the approval of the Board of Directors of the Company;

•	authorize or consummate any Liquidation;

•	change the authorized number of directors of the Company;

•	incur or authorize the incurrence of any indebtedness of the Company in excess of $500,000; or

•	take any other action, including without limitation by way of merger, business combination, recapitalization, reincorporation or other corporate transaction or series of related transactions, the consummation of which would have substantially the same effect of any of the foregoing.

(b) Approval by Series E Preferred. The Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of a majority of the Series E Preferred Stock outstanding, voting exclusively and as a separate class:

•

amend, alter, repeal or waive any provisions of this Seventh Amended and Restated Certificate of Incorporation (as it may be amended from time to time in accordance with the provisions hereof) or the bylaws of the Company in a manner materially adverse to the Series E Preferred; provided however, that no approval will be required pursuant to this bullet in connection with (A) the authorization by the Company of shares of one or more new series of Preferred Stock, whether senior to, pari passu with, or junior to the Series E Preferred, and even if the rights of the holders of Series E Preferred are shared with or made junior to the rights of the holders of such new series of Preferred Stock, so long as the relative rights of the Series E Preferred, as compared to the Prior Series Preferred, are not materially changed in connection with such authorization or (B) any acquisition of the Company in which the proceeds are distributed in accordance with Section 2 of Article FOURTH of this Seventh Amended and Restated Certificate of Incorporation, as it may be amended from time to time in accordance with the provisions hereof;

•	increase or decrease the number of authorized shares of Series E Preferred;

•	declare any dividends on any shares of the Company’s capital stock unless such dividends are pari passu among the holders of Preferred Stock and Common Stock; or

•

take any other action, including without limitation by way of merger, business combination, recapitalization, reincorporation or other corporate transaction or series of related transactions, the consummation of which would have substantially the same effect of any of the foregoing.

6. Redemption.

(a) At any time on or after December 31, 2014, the holders of at least a majority of the then outstanding Preferred Stock may, by written notice to the Company, specify a date not less than twenty (20) days nor more than forty (40) days following delivery of such written notice (such date, the “Redemption Date”), upon which the Company shall, to the extent it may lawfully do so, redeem all of the then outstanding shares of Preferred Stock that the holders thereof elect the Company to redeem pursuant to Section 6(b) below by paying in cash a sum per share equal to the Liquidation Preference of each such share of Preferred Stock as of the Redemption Date (the “Redemption Price”). If the funds of the Company legally available for redemption of shares of Preferred Stock on the Redemption Date are insufficient to redeem the total number of shares of Preferred Stock that the holders thereof elect the Company to redeem pursuant to Section 6(b) below, those funds which are legally available shall be used to redeem the maximum possible number of such shares ratably among the holders of the Preferred Stock that elect to have their shares of Preferred Stock redeemed by the Company in proportion to the aggregate Redemption Price that each such holder is entitled to receive under this Section 6(a).

(b) At least ten (10) but not more than thirty (30) days prior to the Redemption Date, the Company shall deliver written notice (the “Redemption Notice”) to each holder of record of the Preferred Stock, at the address last shown on the records of the Company, notifying such holder of the redemption to be effected, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock that such holder elects the Company to redeem. On or after the Redemption Date, each holder of Preferred Stock that elects the Company to redeem any of such shares of Preferred Stock shall surrender to the Company the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. At its option, the Company may elect to pay the Redemption Price in eight (8) equal quarterly installments; provided, however, that any shares of Preferred Stock that have not been redeemed on the Redemption Date due to the Company’s election in this regard shall remain outstanding and entitled to all the rights, preferences and privileges provided in this Seventh Amended and Restated Certificate of Incorporation until redeemed at the Redemption Price.

(c) Except as provided in the last sentence of Section 6(b), from and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease with respect to the shares such holder elects the Company to redeem pursuant to Section 6(b) above, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever. Any shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the rights, preferences and privileges provided in this Seventh Amended and Restated Certificate of Incorporation until such shares are redeemed.

7. Notices. Any notice required by the provisions of this Article FOURTH to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, if deposited with a nationally recognized overnight courier, or if personally delivered, and addressed to each holder of record at such holder’s address appearing on the books of the Company.

FIFTH

The Board of Directors of the Company shall have the power to adopt, amend and repeal the bylaws of the Company (except insofar as the bylaws of the Company as adopted by action of the stockholders of the Company shall otherwise provide). Any bylaws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders, and the powers conferred in this Article FIFTH shall not abrogate the right of the stockholders to adopt, amend and repeal bylaws.

SIXTH

Election of directors need not be by written ballot unless the bylaws of the Company shall so provide.

SEVENTH

The Company reserves the right to amend the provisions in this Seventh Amended Restated Certificate of Incorporation and in any certificate amendatory hereof in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder or thereunder are granted subject to such reservation.

EIGHTH

(a) To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

(b) The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Company or any predecessor of the Company or serves or served at any other enterprise as a director, officer or employee at the request of the Company or any predecessor to the Company to the same extent as permitted under subparagraph (a) above.

(c) Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Company’s Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring or any action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

(d) The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.